EX-99 #77C

C. Matters Submitted to a Vote of Security Holders

A Special Meeting of Shareholders (the “Special Meeting”) of the Mid-Cap Fund was held on October 22, 2004 pursuant to notice duly given to all shareholders of record at the close of business on September 16, 2004. At the Special Meeting, shareholders were asked to approve the Plan of Reorganization of the Mid-Cap Fund into a series of the Trust. The number of shares voting for approval of the Plan of Reorganization was 237,490; the number of shares voting against approval of the Plan of Reorganization was 5,353; the number of shares abstaining was 0; and the number of broker non-votes was 0. As a result, effective October 22, 2004, substantially all of the assets and stated liabilities of the Mid-Cap Fund were transferred to the Trust as part of the Plan of Reorganization between the World Funds, Inc., on behalf of the Mid-Cap Fund series and the Trust. No gain or loss for Federal income tax purposes was recognized on the exchange.